Exhibit 99.1

ioneer Signs Binding Lithium Offtake Agreement with Ford

Highlights:

•	ioneer has signed a binding offtake agreement with Ford to supply lithium from Rhyolite Ridge in Nevada intended to supply BlueOval SK.

•	In support of end-to-end U.S. EV supply chain and Ford’s plan, ioneer is supplying lithium from its Nevada operations for lithium-ion batteries planned for EVs built in America.

•
The 5-year binding agreement is for a total of 7,000 tpa of lithium carbonate from ioneer’s Rhyolite Ridge Lithium-Boron operation in Nevada and represents approximately 34% of annual output in the first 5 years of production.

21, July 2022 – ioneer Ltd (ioneer or the Company) (ASX: INR, NASDAQ: IONR), an emerging lithium–boron supplier, is pleased to announce it has signed a binding offtake supply agreement with Ford Motor Company. Under the agreement, ioneer will supply Ford with lithium carbonate from its Rhyolite Ridge Lithium-Boron Project in Nevada.

Under the agreement, ioneer will deliver 7,000 tonnes per annum (tpa) of lithium carbonate to Ford over a 5-year term, starting in 2025. Ford intends to utilize ioneer’s lithium carbonate to produce batteries for use in Ford electric vehicles through BlueOval SK, the Ford-SK On battery manufacturing joint venture.

ioneer is expected to produce an annual average of approximately 20,600 tonnes of lithium carbonate/hydroxide along with approximately 174,400 tonnes of boric acid per year over the Rhyolite Ridge project’s 26-year lifei. The dual production of lithium and boric acid allows ioneer to not only produce lithium in the U.S., but to do so at the bottom of the global cost curve. ioneer anticipates commencing production in the second half of 2025 to support urgent requirements for battery materials in the United States.

This agreement follows the earlier signing of an offtake agreementii representing approximately 34% of ioneer’s annual lithium carbonate production from Rhyolite Ridge in the first three years of operation.

ioneer’s Executive Chairman, James Calaway, said:

“The agreement with Ford is a significant milestone for ioneer, highlighting the mature state of the Rhyolite Ridge project development and its ideal position to serve the U.S. supply chain with domestic battery materials.

 Partnering with a recognised world-class automaker that exemplifies the spirit of American innovation is a testament to the quality of our lithium carbonate, and our commitment to the highest environmental standards and sustainability practices.”

ioneer’s Managing Director, Bernard Rowe said:

“Simply put, this strategic relationship means Nevada lithium for American cars, and it will lead to job creation across all levels of the electric vehicle supply chain. We look forward to continuing to work with Ford and its partners to help develop a secure and reliable end-to-end U.S. EV industry.”

Lisa Drake, Ford Model e vice president, EV Industrialization, said:

“We look forward to developing this new relationship with ioneer. Helping unlock lithium in the U.S. will help us support localized production of battery cells going forward and, ultimately, support our efforts to deliver EVs for millions of customers.”

Key terms of the Agreement include:

•	Product: Lithium carbonate.
•
Contract Duration: 5 Years beginning when ioneer notifies Ford that the project has been fully completed and commissioned in accordance with the engineering, procurement and construction contract applicable to the project (anticipated in 2H 2025).

•	Volume: 7,000 tpa.
•	Price: Adjusted quarterly based on agreed market-based price formula.
•	Currency: USD per metric ton.
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Conditions Precedent: ioneer’s Final Investment Decision anticipated by June of 2023 and no later than by December 2024, Ford’s approval of the final product specification on or before September 2022. Both conditions may be waived by the parties.

This ASX release has been authorised by ioneer Managing Director, Bernard Rowe.

--ENDS--

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Contacts

Matt Dempsey	Alex Cowie	Jennifer Flake
FTI Consulting	NRW Communications	Ford Communications
ioneer	ioneer	T: +1 313 903 0429
Investor & Media Relations (USA)	Investor & Media Relations (Aus)	E: jflake1@ford.com
T: +1 202 316 9609	T: +61 412 952 610
matt.dempsey@fticonsulting.com	E: alexc@nwrcommunications.com.au

About ioneer

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 2021, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project and signed a separate offtake agreement with Korea’s EcoPro Innovation in 2021. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

About Ford Motor Company

Ford Motor Company (NYSE: F) is a global company based in Dearborn, Michigan, that is committed to helping build a better world, where every person is free to move and pursue their dreams. The company’s Ford+ plan for growth and value creation combines existing strengths, new capabilities and always-on relationships with customers to enrich experiences for and deepen the loyalty of those customers. Ford designs, manufactures, markets and services a full line of connected, increasingly electrified passenger and commercial vehicles: Ford trucks, utility vehicles, vans and cars, and Lincoln luxury vehicles. The company is pursuing leadership positions in electrification, connected vehicle services and mobility solutions, including self-driving technology, and provides financial services through Ford Motor Credit Company. Ford employs about 183,000 people worldwide. More information about the company, its products and Ford Motor Credit Company is available at corporate.ford.com

i Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.
ii Refer ASX release titled ‘EcoPro Innovation increases Lithium Offtake Volume from Rhyolite Ridge’ released 16 February 2022.

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